August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (480)718-4398

John J. Zillmer
Chairman and Chief Executive Officer
Allied Waste Industries, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

> **Re: Allied Waste Industries, Inc.**
> **Definitive 14A**
> **Filed April 10, 2007**
> **File No. 001-14705**

Dear Mr. Zillmer:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Role of Compensation Consultants in Determining or Recommending Executive
Compensation, page 11

1.   While you disclose the engagement of Frederic W. Cook & Co., Inc., you also
        note the retention of Economic Research Institute, Mercer Consultants and
        Watson Wyatt during 2006. Consistent with the requirements of Item
        407(e)(3)(iii) of Regulation S-K, revise to provide greater specificity of the
        respective nature and scope of their assignments and the material elements of the
        instructions or directions given to each of the consultants with respect to the
        performance of their duties under the engagement.

Compensation of Directors, page 14

2.   You state that the Board of Directors may use discretion to adjust the initial and
        annual amount of restricted stock units awarded to directors. Your disclosure
        should elaborate on the factors the Board considered when exercising its
        discretion to make adjustments that differ from the standard awards made. See
        Item 402(k)(3) of Regulation S-K.

Objectives of Our Compensation Program, page 23

3.   You state that you use benchmark comparisons to a peer group and as of 2005,
        target base salary at the 50th percentile and other elements of compensation at or
        above the 75th percentile of compensation paid by the peer group companies.
        Please disclose the percentile represented by actual compensation for each named
        executive officer for each element of compensation during 2006.   To the extent
        actual compensation differs from the targeted percentile, you should explain the
        reasons for the difference. Please see Items 402(b)(2)(xiv) Regulation S-K.

4.   You indicate that an objective of your compensation program is to deliver a
        "substantial" portion of compensation in the form of equity compensation. Given
        this objective, provide further explanation of why the percentage of cash
        compensation, as disclosed on page 42, paid to all of your currently employed
        named executive officers was greater than 50% of total compensation during
        2006. See generally Item 402(b)(1)(vi) of Regulation S-K.

5.   On page 24, you disclose that you benchmark against two groups of peer
        companies. Please identify in greater detail the similarities of the companies
        identified to your own company and the reasons why they are suitable peer group
        companies. Additionally, your disclosure throughout CD&A only references the
        "Peer Group" without distinguishing whether the industry or revenue peer group
        is being referenced.   Please revise your disclosure to identify the relevant peer
        group and explain why a certain group is used when benchmarking a particular
        element of compensation.   See Item 402(b)(2)(xiv) of Regulation S-K.

6. Please provide more analysis of how individual performance affects the amount of incentive compensation paid. For example, you state on page 24 that whether incentive compensation is awarded "depends entirely on the extent to which the company-wide and *individual* or other goals," are attained. Similarly, on page 25, you acknowledge that in certain cases, total compensation is directly correlated to an individual's performance. You should provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.

7. We direct you to Release 33-8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. We note material differences in the amount and type of compensation awarded to your Chief Executive Officer. For example, explain the reasons for the significant differences between the CEO's and the other named executive officers' maximum payout under the 2006 Senior MIP. Similarly, elaborate on the reasons for the discrepancy in the amount of equity compensation awarded in 2006 to the CEO relative to the next highest awarded officer, Mr. Slager.

Grants of Plan-Based Awards During 2006, page 36

8. We refer you to Item 402(e)(1)(iii) of Regulation S-K. Please describe whether Mr. Zillmer's restricted stock units are dividend-eligible.

Narrative to the Summary Compensation Table and Plan-Based Awards Table, page 37

Long-Term Cash Incentive Compensation, page 40

9. We refer you to disclosure on page 41 in which you state that the compensation committee will have discretion to "adjust the performance goals for one or more affected cycles if a major acquisition, divestiture or other extraordinary event results in a significant impact on [y]our ability to achieve [the] goals…" Please revise to discuss the type of extraordinary events being referenced. Moreover, we note reference on page 39 to the "adjustments" that the compensation committee may make with respect to the 70% EBITDA target established for the 2007 Senior MIP. If adjustments are possible under the same circumstances under the 2007 Senior MIP as adjustments under the LTIP, you should revise your disclosure to disclose this fact. If adjustments may be made for other reasons, disclose the reasons. Please see instruction 1 to Item 402(b) of Regulation S-K.

10. While you have described the categories of financial metrics and the relative weighting assigned to each financial metric, you have omitted disclosure of specific performance targets within each category of metric disclosed. Please revise to disclose all qualitative and quantitative performance targets or goals established during fiscal 2006 and for 2007 under the annual cash incentive plan

and for the 2005-2007 performance period under the long-term cash incentive plan. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Retirement Plans, page 45

11.   Your disclosure states that there are "certain contingencies" that determine whether retirement payments pursuant to the plan will be paid. Please revise to describe any material terms of the plan as required by Item 402(j)(3) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 47

12.   On page 31, you suggest that the committee considers the post-termination benefits paid by companies that compete for executive talent. Please revise your disclosure in Compensation Discussion and Analysis to elaborate and identify any material factors the committee considers in determining the actual amounts of various post-termination payout awards. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments and why vesting of equity awards is accelerated.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor